Filed Pursuant to Rule 424(b)(3)

File No. 333-240039

FLAT ROCK CORE INCOME FUND

SUPPLEMENT NO. 1, DATED JANUARY 11, 2021

TO THE PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION

DATED NOVEMBER 23, 2020

This document supplements, and should be read in conjunction with, the Fund’s prospectus and statement of additional information, each dated November 23, 2020, relating to the Fund’s offering of up to $100,000,000 in Common Shares of Beneficial Interest (“Shares”). Terms used and not otherwise defined in this Supplement No. 1 shall have the same meanings as set forth in the Fund’s prospectus and/or statement of additional information.

The purpose of this supplement is to announce the following:

●	the resignation of Richard A. Petrocelli from his positions as portfolio manager, Chief Financial Officer, Treasurer, Secretary and Chief Compliance Officer of the Fund, effective December 31, 2020;
●	the appointment of Ryan Ripp as Chief Financial Officer, Treasurer, Secretary and Chief Compliance Officer of the Fund, effective January 18, 2021; and
●	the appointment of Shiloh Bates as a portfolio manager of the Fund.

Management Changes

Effective December 31, 2020, Mr. Petrocelli resigned his positions as portfolio manager, Chief Financial Officer, Treasurer, Secretary and Chief Compliance Officer of the Fund. Mr. Petrocelli’s resignation was not due to any disagreements with management of the Fund or the operations, policies or practices of the Fund. On January 6, 2021, at a meeting of the Board of Trustees of the Fund (the “Board”), the Board appointed Mr. Ripp to serve as Chief Financial Officer, Treasurer, Secretary and Chief Compliance Officer of the Fund, effective January 18, 2021. All references to Mr. Petrocelli in the prospectus and statement of additional information should be disregarded. As of January 18, 2021, Mr. Ripp will not own any shares of the Fund.

Effective January 18, 2021, the table entitled “Interested Trustees and Officers” under the section “Management of the Fund” in the statement of additional information is replaced in its entirety, as follows:

Interested Trustees and Officers

Name, Address* and Age	Position(s) Held with the Fund; Term of Office** and Length of Time Served	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held in the Past 5 Years
Robert K. Grunewald*** Age: 57	President, Chief Executive Officer and Trustee, Since 2020	Chief Executive Officer, Founder, Flat Rock Global LLC (2016 to Present); President and Chief Executive Officer of Flat Rock Capital Corp. (2017 to 2020); President and Chief Investment Officer, Business Development Corporation of America (a BDC) (2011 to 2015)	2	Flat Rock Opportunity Fund (2018 to Present); Flat Rock Capital Corp. (2017 – 2020)
Ryan Ripp Age: 33	Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary Since 2021	Chief Financial Officer and Chief Compliance Officer of Flat Rock Global, LLC and Flat Rock Opportunity Fund (2021 to Present); Consultant, Boston Consulting Group (2020 to 2021); Associate, McKinsey & Company (2017 to 2020); Senior Associate, Equity Research, Citi Group (2014 to 2016)	N/A	N/A

*	The address for each Trustee and officer is Flat Rock Core Income Fund, 1350 6th Avenue, 18th Floor, New York, NY 10019.
**	The term of office for each Trustee and officer will continue indefinitely.
***	Mr. Grunewald is considered to be an interested trustee as a result of serving as President and Chief Executive Officer of the Fund and by serving as President and Chief Executive of the Adviser.

The biography of Richard A. Petrocelli is removed from the section “Biographical Information – Executive Officers Who are not Trustees” in the statement of additional information, and effective January 18, 2021, the following is added:

Ryan Ripp. Mr. Ripp has served as Chief Financial Officer and Chief Compliance Officer of the Fund since January 2021. Mr. Ripp has also served as Chief Financial Officer and Chief Compliance Officer of both Flat Rock Opportunity Fund and Flat Rock Global, LLC since January 2021. Mr. Ripp is an experienced finance and investment professional. Before joining Flat Rock Global, LLC, he was a consultant at McKinsey & Company and the Boston Consulting Group. He focused his work in the firms’ Corporate Finance & Strategy practices, where he advised clients on topics including operating model transformation for corporate finance organizations, zero-based budgeting, and M&A due diligence and integration. Previously, he worked as a Senior Associate within the equity research departments at Citi and Barclays, where he covered the TMT sector. Ryan earned his MBA, with honors, from Columbia Business School and his Bachelors in Finance from the University of Notre Dame. He is a CFA charterholder.

Appointment of Mr. Bates as Portfolio Manager

Effective January 4, 2021, Shiloh Bates was appointed as a portfolio manager for the Fund. As of January 4, 2021, Mr. Bates does not own any shares of the Fund.

The biography of Richard A. Petrocelli is removed from the section “Portfolio Managers” in the prospectus and replaced with the following:

Shiloh Bates has served as portfolio manager since January 2021. He has served as a Managing Director of Flat Rock Global since May 2018. From 2012 to 2018, Mr. Bates served as a managing director for Business Development Corporation of America and its successor manager, Benefit Street Partners, where he oversaw the firm’s investments in CLOs and publicly traded BDCs and was responsible for structuring the fund’s credit facilities. Prior to this, Mr. Bates was a senior credit analyst at Canaras Capital Management, focusing on leveraged loans and mezzanine CLO structured products. He also was a senior credit analyst at Four Corners Capital Management, managing a portfolio of leveraged loans and high yield bonds financed by CLOs, private accounts and closed-end funds.

Mr. Bates received a Master of Statistics from Columbia University, a Master of Financial Mathematics from the University of Chicago, a Master of Public Policy from Harvard University, John F. Kennedy School of Government and a Bachelor of Science from Virginia Tech. He served in the U.S. Army Reserves Special Operations Command as a specialist for six years.

The “Other Accounts Managed” table, in the section entitled “Portfolio Managers” in the statement of additional information is replaced with the following:

The table below identifies the number of accounts for which the Portfolio Managers have day-to-day management responsibilities and the total assets in such accounts, within each of the following categories: registered investment companies, other pooled investment vehicles and other accounts, as of December 31, 2020.

		Other Accounts Managed		Other Accounts for which Advisory Fee is Based on Performance
Name	Account Type	Number of Accounts	Total Assets	Number of Accounts	Total Assets
Robert K. Grunewald	Registered Investment Companies	1	$102,771,739	0	$0
	Other Pooled Investment Vehicles	1	$1,287,627	1	$1,287,627
	Other Accounts	0	$0	0	$0
Shiloh Bates	Registered Investment Companies	1	$102,771,739	0	$0
	Other Pooled Investment Vehicles	1	$1,287,627	1	$1,287,627
	Other Accounts	0	$0	0	$0